NSAR ITEM 77C


Van Kampen American Capital Government Target Fund


(a)  A Special Meeting of Shareholders was held on October 25, 1996.

(b) The election of Trustees of Van Kampen American Capital Government Target Fund (the "Fund") included:

     None

(c)  The following were voted on at the meeting:

     (1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For   904,511                 Against   23,294


     (2) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For   886,569                 Against   25,949


     (4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

               For   924,578                 Against   5,341